

MARSH

S[illegible]ermarkets, Inc. 2005 Annual Report





IN THE EARLY MORNING WHEN NEWSPAPERS HIT PORCH STEPS, WE'RE ALREADY UP BREWING COFFEE THAT WILL LIFT THE WINDOW SHADE TO YOUR DAY. AT MARSH, WE NEVER MISS AN OPPORTUNITY TO SHARE OUR PASSION FOR THE SMELLS AND FLAVORS OF BREAKFAST. HOWEVER WE CAN, WHENEVER WE CAN, WE'RE THERE TO MAKE EVERY DAY A SPECIAL ONE.

SINCE 1931, MARSH SUPERMARKETS, INC. HAS GROWN TO MEET THE CONSTANT EVOLUTION OF THE CONSUMER AND ENHANCE THEIR LIFESTYLES. TO MANY, THE WORDS QUALITY, SERVICE, VALUE AND FRESH ARE CLICHES. TO US, THEY ARE BENCHMARKS. AS ONE OF THE LARGEST REGIONAL GROCERY CHAINS IN AMERICA, WE OPERATE 69 MARSH® STORES, 38 LOBILL® FOODS STORES, 8 O'MALIA'S® FOOD MARKETS, 1 ARTHUR'S FRESH MARKET®, 44 PHARMACY LOCATIONS, 161 VILLAGE PANTRY® CONVENIENCE STORES AND 1 SAVIN*$℠ THROUGHOUT INDIANA AND WESTERN OHIO. IN ADDITION, THE COMPANY ALSO OPERATES CRYSTAL FOOD SERVICES℠, WHICH PROVIDES UPSCALE CATERING, CAFETERIA MANAGEMENT, OFFICE COFFEE, VENDING AND CONCESSIONS; PRIMO℠ BANQUET CATERING AND CONFERENCE CENTERS; FLORAL FASHIONS®, MCNAMARA® FLORISTS AND ENFLORA®, FLOWERS FOR BUSINESS.







LETTER FROM THE CHAIRMAN

AS WE APPROACH OUR 75TH YEAR SERVING THE PEOPLE OF INDIANA AND OHIO, WE REALIZE THAT THE OLD SAYING IS TRUE; THE MORE THINGS CHANGE, THE MORE THEY STAY THE SAME. WE PRIDE OURSELVES ON BEING THE BEST AND MOST INNOVATIVE IN THE FOOD INDUSTRY, BUT AT THE SAME TIME WE WILL NOT FORGET OUR ROOTS OR THE BASIC PRINCIPLES THAT HAVE MADE US A BILLION DOLLAR COMPANY. THE CUSTOMER OF THE 21ST CENTURY WANTS THE SAME THINGS AS THEIR PREDECESSORS * QUALITY, VALUE, AND SERVICE. IN ALL OF OUR STORES WE OFFER ONLY THE FRESHEST PRODUCT. YOUR BREAKFAST WILL BE MADE WITH FARM FRESH EGGS, YOUR DINNER WILL CONSIST OF THE FRESHEST, LEANEST CUTS OF MEAT. YOUR FRUITS AND VEGETABLES MUST PASS OUR RIGOROUS INSPECTIONS BEFORE THEY EVER APPEAR ON OUR STORE SHELVES. WE ACKNOWLEDGE THE VARIETY OF PRODUCTS THAT WE MUST PROVIDE FOR THE DIVERSITY OF OUR CUSTOMER BASE, AND WE HAVE CREATED VARIOUS UNIQUE STORE FORMATS TO MEET THEIR EVERCHANGING NEEDS: MARSH, LOBILL FOODS, SAVIN*$, O'MALIA'S FOOD MARKETS AND OUR NEWEST CONCEPT, ARTHUR'S FRESH MARKET. ALTHOUGH EACH BANNER HAS ITS OWN SPECIFIC NICHE, THEY DO HAVE ONE COMMON DENOMINATOR * A WIDE VARIETY OF FRESH, HIGH QUALITY OFFERINGS WITH A COMMITTED STAFF TO SERVE OUR CUSTOMERS.

OUR CONVENIENCE STORE DIVISION, VILLAGE PANTRY, HAS REMAINED TRUE TO ITS ROOTS SINCE ITS OPENING IN 1966 BY PROVIDING FAST, FRIENDLY SERVICE. THE VILLAGE PANTRY CUSTOMER IS USUALLY IN A HURRY AND THEY KNOW WHAT THEY WANT. WE PAY CLOSE ATTENTION TO THE CURRENT TRENDS, WHICH IS WHY WE ARE FEATURING OUR FRESHLY GROUND BEAN BROS.® COFFEE IN ALL OUR STORES. WITH VARIOUS FLAVORINGS AVAILABLE, OUR CUSTOMERS CAN MAKE THEIR COFFEE JUST THE WAY THEY LIKE IT, GRAB A DONUT, FRESH DELI SANDWICH OR SALAD, FUEL THEIR CAR AND THEY'RE ON THEIR WAY. BY GIVING THE CUSTOMER WHAT THEY WANT, QUICKLY, WE HAVE BEEN REWARDED WITH A POSITIVE COMPARABLE SALES INCREASE IN OUR VILLAGE PANTRY CONVENIENCE STORES. COMPARABLE GASOLINE GALLONS AND MERCHANDISE SALES WERE SOLIDLY POSITIVE FOR SIX CONSECUTIVE QUARTERS.

MCNAMARA FLORIST HAS LONG BEEN THE FLORIST OF CHOICE AMONG THE RESIDENTS OF CENTRAL INDIANA. WE PROVIDE AN ON-SITE FLORAL DESIGN STAFF AT EACH OF OUR LOCATIONS AND WITH OUR LOCAL DESIGN CENTER, WE ARE ABLE TO HANDLE LARGE SOCIAL AND BUSINESS FUNCTIONS OF ALL TYPES AS WELL AS INTIMATE EVENTS SUCH AS WEDDINGS AND PRIVATE FUNCTIONS. WE SOURCE OUR PRODUCTS DIRECTLY FROM GROWERS AROUND THE WORLD WHICH ALLOWS US TO DELIVER THE HIGHEST STANDARDS OF QUALITY, FRESHNESS, SELECTION AND VALUE TO OUR CUSTOMERS. MCNAMARA HAS PROVEN TO BE A POWERHOUSE IN THE FLORAL INDUSTRY AND IS CURRENTLY RANKED IN THE "TOP 20" BY FTD IN THE U.S. AND CANADA. OUR NEWEST CONCEPT IS A RETAIL UNIT THAT IS COMBINED WITH TRIOS DI TUSCANOS®, CRYSTAL FOOD SERVICES' ANSWER TO A QUICK SERVE, CASUAL DINING EXPERIENCE. WE ARE EXCITED ABOUT MCNAMARA'S PROSPECTS HEADING INTO FISCAL YEAR 2006 AND WE CONTINUE TO LOOK FOR OPPORTUNITIES TO EXPAND AND GROW THE BUSINESS.

IN ADDITION TO PARTNERING WITH OUR FLORAL

DIVISION, CRYSTAL FOOD SERVICES HAS OTHER WAYS OF TOUCHING THE MANY ASPECTS OF OUR CUSTOMERS' LIVES, SOMETIMES IN WAYS THEY DON'T REALIZE. THIS MARSH DIVISION SPECIALIZES IN CATERING, OFFICE COFFEE, COFFEE ROASTING, BUSINESS CAFETERIA MANAGEMENT, VENDING AND CONCESSIONS. THEY MAINTAIN THE HIGH QUALITY AND FRESH PRODUCT STANDARD THAT IS MET BY ALL MARSH DIVISIONS. WE ARE THE PREMIER CATERER IN INDIANA AND HAVE GROWN TO BECOME THE 25TH LARGEST FOOD SERVICE COMPANY IN THE COUNTRY. FOR THE YEAR JUST COMPLETED, CRYSTAL FOOD SERVICES AND MCNAMARA FLORIST BOTH EXPERIENCED SOLID INCREASES IN REVENUE.

INDIANA HAS BEEN TARGETED BY FOOD RETAILERS OF ALL TYPES AND IS ONE OF THE MOST COMPETITIVE MARKETS IN THE COUNTRY. WE HAVE WITHSTOOD AN ADDITIONAL THIRTEEN COMPETITIVE OPENINGS OVER THE PAST YEAR BY BECOMING EXPERTS AT PROVIDING A LEVEL OF DIFFERENTIATION IN OUR MARKETS WHILE STILL SUPPORTING OUR HERITAGE AS FOOD EXPERTS. I AM PLEASED TO REPORT FISCAL 2005 NET INCOME WAS $4,162,000 COMPARED TO $3,037,000 LAST YEAR. EARNINGS PER DILUTED SHARE WERE .52 COMPARED TO .38 LAST YEAR. TOTAL REVENUES FOR THE 53 WEEK FISCAL YEAR WERE UP 5.65% OVER THE PREVIOUS YEAR. OUR COMPARABLE SUPERMARKET AND CONVENIENCE STORE MERCHANDISE SALES SHOWED AN INCREASE OF 1.75% IN THE FOURTH QUARTER, GIVING US A SOLID FOUNDATION TO START OFF FISCAL YEAR 2006.

WE ARE COMING OFF OF A YEAR THAT WITNESSED A PRESIDENTIAL ELECTION, A CONTINUATION OF CONFLICT IN IRAQ AND AFGHANISTAN AND A WORLD ECONOMY THAT IS CONTINUALLY UNDER A MICRO-SCOPE. EACH OF THESE EVENTS TOUCHED THE LIVES OF OUR CONSUMERS. IN INDIANA WE ARE EXPERIENCING AN UNEMPLOYMENT RATE THAT IS HIGHER THAN THE NATIONAL AVERAGE AND AN INCREASE IN COMPETITIVE NEW SUPERMARKET SQUARE FOOTAGE. YET OUR FLEXIBILITY AND ATTENTION TO THE DYNAMICS IN OUR MARKETS HAVE AFFORDED US THE OPPORTUNITY TO SHOW POSITIVE RESULTS GOING INTO FISCAL 2006. I WOULD BE REMISS IF I DID NOT RECOGNIZE THAT AT THE CORE OF OUR SUCCESS ARE OUR PEOPLE. MARSH SUPERMARKETS IS KNOWN WORLDWIDE FOR BEING AN INNOVATIVE LEADER IN THE FOOD INDUSTRY. OUR UNIQUE FORMATS AND OUR FORWARD-THINKING HAVE EARNED US MANY ACCOLADES, BUT THE TRUE KEY TO OUR SUCCESS LIES DIRECTLY ON THE SHOULDERS OF OUR EMPLOYEES. WE NEVER LOSE SIGHT OF THE FACT THAT THE CUSTOMER IS NUMBER ONE, AND THE OUT-STANDING SERVICE WE PROVIDE IS WHAT MAKES THAT CUSTOMER LOYAL TO US. AS WE MOVE FORWARD INTO FISCAL 2006, WE PLAN TO CONTINUE TO DIFFERENTIATE OURSELVES FROM THE COMPETITION BY DEVELOPING NEW STORES AND CONCEPTS AND REMODELING OUR CURRENT UNITS. BUT EVEN AS WE CHANGE WITH THE TIMES, SOME THINGS MUST REMAIN THE SAME. WE WILL CONTINUE TO PLACE OUR EMPHASIS ON FRESH, HIGH QUALITY PRODUCT, SUPERIOR CUSTOMER SERVICE AND EVERYDAY VALUE AS WE ALWAYS HAVE. ON BEHALF OF EACH OF OUR EMPLOYEES, I REAFFIRM OUR COMMIT-MENT TO OUR SHAREHOLDERS AND OUR CUSTOMERS TO CONTINUE TO STAY TRUE TO THE BASIC PRINCIPLES THAT HAVE GUIDED US AS WE SUCCESSFULLY ENTER INTO OUR 75TH YEAR OF CONTINUAL SERVICE TO OUR COMMUNITIES.

THANK YOU.

SINCERELY,

Don E. Marsh

DON E. MARSH
CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER



THIS PAST YEAR HAS CONFIRMED OUR EXUBERANCE FOR EVERY FACET OF THE FOOD INDUSTRY. IN ADDITION TO OPENING THREE NEW MARSH LIFESTYLE SUPERMARKETS, WE LAUNCHED TRIOS DI TUSCANOS, A CASUAL, QUICK SERVICE, DINING EXPERIENCE FEATURING SOUPS, SALADS, SANDWICHES AND PIZZA INFLUENCED BY THE OVENS OF ITALY. WE ALSO INTRODUCED OUR NEW ARTHUR'S FRESH MARKET, A NEIGHBORHOOD STORE BURSTING WITH FRESHNESS IN THE LIKES OF SALADS, SUSHI, PRODUCE, MEATS, DONUTS, BREADS AND FLOWERS. STILL MORE EVIDENCE THAT WHILE THE INDUSTRY MAY BE RESTING, WE AT MARSH ARE RESTLESS. OUR MINDSET IS TO NOT JUST BE A FOOD SERVICE COMPANY BUT TO BE THE BEST FOOD SERVICE COMPANY.

IF THE AROMA OF OUR OWN BEAN BROS. DARK ROASTED COFFEE DOESN'T AWAKEN THE SENSES, THEN WE'VE GOT PLENTY OF NATIONAL BRANDS AND PRIVATE LABEL FOOD OFFERINGS THAT CAN ACCOMPLISH THE TASK.









FROM ONE OF OUR DISTINGUISHED MARSH STORES, TRADITIONAL LOBILL FOODS STORES, UPSCALE O'MALIA'S FOOD MARKETS, ARTHUR'S FRESH MARKET STORES, NEIGHBORHOOD VILLAGE PANTRY CONVENIENCE STORES OR OUR SMALLER SAVIN*$ STORES, WE TEMPT SHOPPERS WITH FARM FRESH EGGS, MILK, BERRIES, MUFFINS OR ANY COMBINATION OF INGREDIENTS IT TAKES TO PREPARE A BREAKFAST FAVORITE. OUR GOAL IS TO MIX POWERFUL APPETITES WITH EVERYDAY VALUES SO THAT OUR GUESTS BENEFIT AS MUCH AS OUR BOTTOM LINE.

OF COURSE, OUR LEVEL OF SERVICE IS EASILY ADJUSTED TO EACH INDIVIDUAL'S LEVEL OF INVOLVEMENT. SINCE BREAKFAST FOR SOME IS A PARTICIPATORY SPORT, THEY'LL DISCOVER ALL THE FRESH INGREDIENTS THEY NEED TO MASTER EVEN THE TRICKIEST RECIPES. AND FOR THOSE WHO WOULD PREFER WE DO ALL THE COOKING THAT EARLY IN THE MORNING, NO PROBLEM. THEY'LL FIND PREPARED MEALS AND READY-TO-EAT DELIGHTS ARE AT ALL OUR LOCATIONS. SO WHEN A BUILDING CARRIES ONE OF OUR STORE'S NAMES, WE GUARANTEE THAT BRAND WILL EMBRACE EVERYTHING SPECIAL ABOUT THE FIRST MEAL OF THE DAY.





NOW AS MORNING SLIPS AWAY, WE SHIFT OUR FOCUS TO LUNCH AND AGAIN AIM TO BE THE PREFERRED DESTINATION AT NOON. IT'S THE HOUR MANY FOLKS MAKE THEIR WAY TO A MARSH, O'MALIA'S, ARTHUR'S FRESH MARKET OR LOBILL DELI. A VIRTUAL WHO'S WHO OF SANDWICH AND SALAD NAMES MADE FROM THE FINEST MEATS, CHEESES, PRODUCE AND PASTA. QUICK IN. QUICK OUT. OUR MISSION IS TO GET CUSTOMERS THE BEST MEAL IN THE SHORTEST TIME AND IN THE PROCESS HAVE THEM BECOME LONGTIME LOYALISTS.

BUT LUNCH IS ALSO ABOUT OPTIONS, WHICH IS EXACTLY WHAT YOU'LL FIND AT OUR NEW RESTAURANT TRIOS DI TUSCANOS, A SPEEDY ALTERNATIVE TO A FAST FOOD VENUE WITH AN UNBELIEVABLE MENU OF TUSCANY FLAVORED FARE THAT'S AS HEALTHY AS IT IS TASTY. PIZZA TO PASTA. HOWEVER, IF YOU DON'T HAVE TIME TO PULL-UP A CHAIR, THEN PULL-UP TO A VILLAGE PANTRY. THERE'S ONE IN VIRTUALLY EVERY NEIGHBORHOOD WITH SANDWICHES MADE FRESH RIGHT IN THE STORE DAILY. PROOF THAT OUR MULTIPLE FORMATS ADDRESS THE VARIED LIFESTYLES OF OUR CUSTOMERS.




1/4 teaspoon (1.25ml)
1 tablespoon (15ml)





TO KEEP EVERY LIFESTYLE HEALTHY THERE ARE 44 MARSH PHARMACIES THROUGHOUT INDIANA. OUR PHARMACISTS ARE SOME OF THE BEST IN THE PROFESSION AND ARE COMMITTED TO DOING MORE THAN FILLING PRESCRIPTIONS. THEY ARE AVAILABLE TO ANSWER QUESTIONS AND HELP GUIDE FAMILIES IN MAKING IMPORTANT DECISIONS REGARDING GOOD HEALTH. WHETHER IT'S AN IN-PERSON CONVERSATION WITH A MARSH PHARMACIST OR A VISIT TO MARSH.NET AND OUR MEDICAL REFERENCE LIBRARY, THERE'S NO BETTER LINK TO SOUND, CARING ADVICE.


Boar's Head







AS THE SUN HITS ITS HIGH POINT IN THE SKY, WE'RE JUST HITTING OUR STRIDE. AFTERNOONS WERE MADE FOR SHOPPING, AND ALL OF OUR STORES ARE POISED TO CAPITALIZE. FROM OUR SHINY NEW MARSH LIFESTYLE STORES TO OUR UNIQUELY STOCKED O'MALIA'S FOOD MARKETS, OUR NEW ARTHUR'S FRESH MARKETS AND THE CLEAN BUDGET-CONSCIOUS LOBILL FOODS, THE PUBLIC WILL ENCOUNTER THE RIGHT BLEND OF PLACE, PRICE AND PERFECTION.

THROUGHOUT OUR AISLES AND CASES ARE WHERE FAMILY FAVORITES ARE DISCOVERED AND FAMILY RECIPES ARE UPHELD. FOR THE TIME-CRUNCHED, OUR CHEF FRESH™ Reg MEALS ARE READY-TO-EAT AND AROUND EVERY CORNER CAN BE FOUND SPICES, HERBS AND PRODUCE FROM ALL REACHES OF THE GLOBE FOR THOSE WHO PREFER A MORE HANDS-ON APPROACH.

SINCE MORE PEOPLE ARE LOOKING TO PAIR MEALS WITH A NICE BOTTLE OF CHARDONNAY OR MERLOT, OUR WINE SELECTIONS ARE DEEP AND DELICIOUS. FROM THE SONOMA VALLEY AND OTHER DOMESTIC LOCATIONS TO ITALY AND NEW ZEALAND, WE OFFER







MANY OF THE BEST LABELS IN A WIDE RANGE OF PRICES. THERE'S EVEN INDIANA AND REGIONAL VINEYARDS REPRESENTED. FOR NOVICES OR AVID ENTERTAINERS, OUR WEBSITE IS WELL SUITED IN HELPING MAKE THE PERFECT WINE CHOICE.

AT MARSH, O'MALIA'S AND ARTHUR'S FRESH MARKETS YOU'LL FIND MEAT AND SEAFOOD THAT SET THE STANDARD FOR FRESHNESS, FLAVOR AND VALUE. WHETHER IT'S USDA PRIME OR CHOICE BEEF, WE HAVE IT ALL. CUT AND WRAPPED TO ORDER ON THE SPOT. BUT THE ULTIMATE IN TENDERNESS IS OUR CERTIFIED PREMIUM GOLD BLACK ANGUS BEEF. IT'S THE BEST YOU CAN GET, GUARANTEED. THAT VERY PHILOSOPHY CARRIES OVER TO OUR SEAFOOD WITH THE CHOICEST SALMON AND SHRIMP THE COASTS HAVE TO OFFER. THERE ARE EVEN LIVE LOBSTERS FLOWN IN DAILY FROM MAINE. NO DETAIL IS TOO SMALL. NO REQUEST IS TOO GRAND. IT'S THIS COMMITMENT TO SATISFACTION THAT MAKES US A CONSUMER FAVORITE IN CENTRAL INDIANA AND WESTERN OHIO.


BV
COASTAL



BUT WE'VE DISCOVERED THAT EQUALLY EXCITING TO DELICIOUS MEALS ON THE TABLE IS A PLEASING ARRANGEMENT OF FRESH FLOWERS. THROUGH OUR FREE-STANDING MCNAMARA FLORISTS AND THE FLORAL FASHION BOUTIQUES INSIDE MARSH STORES, THE COMPANY IS POISED TO CAPTURE A BEAUTIFUL PIECE OF THE FRESH FLOWER MARKET.

AS WITH PERISHABLES, FRESHNESS IN FLOWERS IS PARAMOUNT, AND MARSH HAS CONSISTENTLY DELIVERED ON THAT VERY ATTRIBUTE. MCNAMARA MARKETPLACE BRANCHES OUT INTO THE COMMUNITY BY OPERATING INSIDE O'MALIA'S FOOD MARKETS AND PROVIDING FRESH FLORAL TO HOSPITALS, GIFT STORES AND BOOKSTORES VIA SELF-SERVICE KIOSKS. IT'S OUR WAY OF SAYING WE WANT FLOWERS IN EVERYONE'S LIFE.

WHETHER IT'S TO BRIGHTEN SOMEONE'S DAY, ENHANCE AN ENTRANCE, OR ADD GLOW TO AN INTIMATE DINNER SETTING, OUR FRESH FLOWERS WILL DO THE TRICK. IT COULD BE A SINGLE ROSE, A FULL BOUQUET OR A SPECIALLY ARRANGED PLANTER. WE PROUDLY MAKE SURE EVERY OCCASION GETS OUR FULL ATTENTION.




Floralife Inc.
NAMARA
means flowers



WHILE FLOWERS CAN MAKE A TABLE LOOK WONDERFUL, THERE ARE TIMES WHEN YOU WANT THE FOOD TO MAKE YOU LOOK WONDERFUL. THAT'S CRYSTAL CATERING'S JOB. AS THE PREMIER CATERER IN INDIANA, WE CAN HANDLE ANY SIZE ASSIGNMENT. FROM THE AUTO RACES AT THE INDIANAPOLIS MOTOR SPEEDWAY, TO THE RCA TENNIS CHAMPIONSHIP OR TO A LIGHT LUNCH OR FORMAL BREAKFAST FOR A BUSINESS GATHERING.

SUPERIOR SERVICE AND FOOD QUALITY ARE THE MAIN INGREDIENTS TO OUR SUCCESS AND WE KEEP THAT IN MIND FOR EVERY ASPECT OF OUR BUSINESS, INCLUDING CATERING, BANQUET FACILITIES, CORPORATE CAFETERIA MANAGEMENT, VENDING AND OFFICE COFFEE PROGRAMS. WE'VE GROWN TO BECOME THE 25TH LARGEST FOOD SERVICE COMPANY IN THE COUNTRY PRIMARILY BECAUSE WE HAVEN'T OUTGROWN THE DESIRE TO MAKE SURE EVERY EVENT BECOMES A SPECIAL EVENT.





THE MARSH CORPORATE MISSION IS ALL ABOUT PLEASING THE PUBLIC, WHICH IS SOMETHING WE TRY TO DO EVERY YEAR NOT SIMPLY BY PROVIDING A GOOD SHOPPING OR CATERING EXPERIENCE, BUT BY ALSO GIVING BACK TO THE COMMUNITY.

THROUGHOUT THE YEARS WE'VE POSITIVELY AFFECTED THOUSANDS OF LIVES BY SUPPORTING HUNDREDS OF CAUSES THAT RANGE FROM HEALTH AND EDUCATIONAL PROGRAMS TO ARTS AND CULTURAL ENDEAVORS. THE MARSH NAME IS ASSOCIATED WITH LARGE PROFESSIONAL SPORTS TEAMS AND SMALL LITTLE-KNOWN CAUSES. AT MARSH, WE'VE ALWAYS BELIEVED OUR NAME SHOULDN'T JUST BE ON THE FRONT OF OUR STORES...BUT ALSO BEHIND ALL OUR COMMUNITIES WE SERVE.










MARSH Salutes the...
BOY SCOUTS OF AMERICA
TODAY'S LUNCH
Tyson
MARSH
MARSH
MARSH
Studio Cast
cure



TABLE OF CONTENTS



FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts and number of stores)

	2005	2004	2003
Total revenues	$1,747,436	$1,653,915	$1,655,735
Income from continuing operations	4,162	3,037	406
Diluted earnings per share from continuing operations	$.52	$.38	$.05
Dividends declared per share	.52	.52	.46
Total assets	$546,868	$542,405	$549,322
Long-term liabilities	212,709	245,074	267,981
Shareholders' equity	124,315	128,276	127,809
Number of shares outstanding at year end	7,908	7,948	7,947
Book value per share	$15.72	$16.14	$16.08
Income from continuing operations as a percentage of:			
Sales and other revenues	.2%	.2%	n/m
Average shareholders' equity	3.3%	2.4%	.3%
Stores open at year-end:			
Supermarkets	117	114	112
Convenience stores	161	164	167

n/m = not meaningful

Marsh® Supermarkets, Inc. was founded in 1931 with one store in Muncie, Indiana. In 1953, the Company went public with 16 stores. Today, it is a leading regional food retailer headquartered in Indianapolis, Indiana. The Company operates 69 Marsh® Supermarkets, 38 LoBill® Foods, 8 O'Malia's® Food Markets, 1 Arthur's Fresh Market®, 161 Village Pantry® convenience stores, and 1 Savin*$℠ store, all in Indiana and Ohio; Crystal Food Services℠, a specialist in catering, office coffee, coffee roasting, business cafeteria management, vending and concessions; Primo℠ Banquet Catering and Conference Centers; Floral Fashions®, and McNamara® Florist and Enflora® Flowers for Business.

The 14,900 Marsh employees serve two million customers each week.

SELECTED FINANCIAL DATA

(in thousands, except per share amounts)

As of and for the year ended	April 2, 2005	March 27, 2004	March 29, 2003	March 30, 2002	March 31, 2001
Total revenues	$1,747,436	$1,653,915	$1,655,735	$1,642,599	$1,545,903
Income from continuing operations before income taxes	6,545	5,556	1,544	17,613	15,795
Income from continuing operations	4,162	3,037	406	11,541	10,646
Discontinued operation:					
Income (loss), net of tax	-	-	-	(859)	1,290
Gain (loss) on disposal, net of tax	-	-	(354)	2,726	-
Net income	$ 4,162	$ 3,037	$ 52	$ 13,408	$ 11,936
Basic earnings per common share:					
Continuing operations	$.53	$.38	$.05	$1.45	$1.30
Discontinued operation	-	-	-	(.11)	.16
Disposal of discontinued operation	-	-	(.04)	.34	-
Net income	$ .53	$ .38	$ .01	$1.68	$1.46
Diluted earnings per common share:					
Continuing operations	$.52	$.38	$.05	$1.31	$1.20
Discontinued operation	-	-	-	(.09)	.13
Disposal of discontinued operation	-	-	(.04)	.29	-
Net income	$ .52	$ .38	$ .01	$1.51	$1.33
Dividends declared per share	$.52	$.52	$.46	$.44	$.44
Total assets	$546,868	$542,405	$549,322	$583,230	$577,814
Long term liabilities and deferred items	243,382	281,918	294,813	313,944	296,538
Total shareholders' equity	124,315	128,276	127,809	140,797	138,276

General

At April 2, 2005, Marsh Supermarkets, Inc. (the "Company" or "Marsh") operated through wholly-owned subsidiaries, 117 supermarkets under the Marsh, LoBill Foods, O'Malia's Food Markets, Arthur's Fresh Market and Savin*$ banners, and 161 Village Pantry convenience stores in central Indiana and western Ohio. Marsh also owns and operates Crystal Food Services, which provides upscale and mid-scale catering, vending, concessions, coffee roasting and distribution, and business cafeteria management services; and McNamara, which operates seven upscale retail floral shops under the name McNamara and one business florist under the name Enflora.

Business Overview

Revenues from supermarket operations represented 78.3% of total revenues for 2005, while convenience stores and food services contributed 17.1% and 3.5% of revenues, respectively. Revenues for 2004 from supermarkets, convenience stores and food services were 80.1%, 15.6% and 3.3%, respectively, of total revenues. The Company's major supermarket competitors include Walmart, Kroger and Meijer.

Market Trends

The Company's efforts to increase revenues, operating income and cash flows continue to be affected by competitive store openings and remodels and the challenging local economy. At April 2, 2005, there were 13 major competitors' stores opened or remodeled within the last 12 months, compared to 7 stores at March 2004 and 17 stores at March 2003. The Company expects that new stores will continue to be opened in the market area. According to U.S. Department of Labor statistics, employment in the six largest cities in central Indiana decreased 0.3% from December 2003 to December 2004.

The Company's ability to maintain or increase gross profit rates continues to be a challenge due to competitors' pricing and promotional activity. Also, recent commodity price increases, particularly in beef and gasoline, have created additional pressures on gross profit rates.

Management Focus

Given the continued pressures on revenues and gross profit rates, the Company's management continues its focus on merchandising strategies, expense reduction, and asset and cash flow management.

The Company continues to pursue expense reduction initiatives that were begun two years ago. Those initiatives included changes to employee medical benefits plans, seeking greater efficiencies in store labor scheduling, lowering interest expense by replacing fixed rate debt with lower variable rate debt, pursuing lower costs of goods, supplies and services, in-house handling versus outsourcing of certain support services, and improving warehousing and delivery logistics. The initiatives completed to date have partially offset increases in non-controllable and other selling, general and administrative expenses.

RESULTS OF OPERATIONS

The following table sets forth certain income statement components, expressed as a percentage of sales and other revenues, and the percentage change in such components:

	Percentage of Revenues Year Ended			Percentage Change	
	April 2, 2005	March 27, 2004	March 29, 2003	2005 vs. 2004	2004 vs. 2003
Total revenues	100.0%	100.0%	100.0%	5.7%	(0.1)%
Gross profit	29.5	30.1	29.7	3.6	1.0
Selling, general and administrative	26.7	27.1	26.9	3.8	0.8
Depreciation	1.5	1.5	1.5	3.7	2.2
Operating income	1.3	1.4	1.4	(0.8)	4.5
Interest	1.1	1.2	1.4	0.9	(18.1)
Other non-operating income	(0.1)	(0.1)	(0.1)	138.4	(55.9)
Income from continuing operations before income taxes	0.4	0.3	0.1	17.8	259.8
Income taxes	0.1	0.2	0.1	(5.4)	121.4
Income from continuing operations	0.2	0.2	-	37.0	n/m

n/m = not meaningful

Total Revenues

Total revenues were $1,747.4 million in 2005, a 53-week year, compared to $1,653.9 million in 2004, a 52-week year. The increase in 2005 was primarily due to higher gasoline prices, new stores and the additional week. Gasoline sales were $161.4 million in 2005, compared to $122.5 million in 2004, and total revenues excluding gasoline sales were $1,586.0 million in 2005, compared to $1,531.4 million in 2004. In addition to considering total revenues, the Company also considers total revenue excluding gasoline sales because gasoline prices fluctuate widely and frequently. Sales in comparable supermarkets and convenience stores increased 1.6% including gasoline sales, but declined 0.8% excluding gasoline sales. Comparable stores include stores open at least one full year, replacement stores and format conversions. Continued high levels of competitive promotional activity, competitors' new store openings and the weak local economy all continue to adversely affect comparable stores sales.

Total revenues included gains from sales of property of $3.8 million and $3.0 million for 2005 and 2004, respectively. Although results may vary from period to period, future property gains may not equal or exceed historical levels due to the limited real estate holdings available for sale in the normal course of business, which could materially adversely affect the Company's results of operations.

Total revenues were $1,653.9 million in 2004, compared to $1,655.7 million in 2003. Gasoline sales were $122.5 million in 2004 compared to $107.8 million in 2003. Total revenues excluding gasoline sales were $1,531.4 million for 2004, compared to $1,547.9 million in 2003. Sales in comparable supermarkets and convenience stores including gasoline sales declined 1.4% in 2004 from 2003. Sales in comparable supermarkets and convenience stores excluding gasoline sales declined 2.5% in 2004 from 2003. Increased competitors' square footage adversely affected comparable store sales.

A reconciliation of total revenues to total revenues excluding gasoline, and to comparable store merchandise sales for supermarkets and convenience stores is shown below:

	2005	2004
Total revenues	$1,747,436	$1,653,915
Less gasoline sales	161,402	122,518
Total revenue excluding gasoline	1,586,034	1,531,397
Less non-comparable sales	166,088	100,710
Comparable store merchandise sales	$1,419,946	$1,430,687

Gross Profit

Gross profit is calculated net of promotional expenses and warehousing and transportation costs, excluding depreciation. Gross profit as a percentage of revenues may not be comparable to other supermarket retailers as purchasing personnel costs and advertising expenses are not included in the calculation.

Gross profit was 29.5% of total revenues in 2005 compared to 30.1% in 2004. The percentage decline was primarily to higher gasoline sales at a low gross profit rate.

Gross profit was 30.1% of total revenues in 2004 compared to 29.7% in 2003.

In 2003, the Company changed its accounting policy with respect to slotting allowances and similar consideration received from vendors. As more fully discussed in NOTE 2 –RECENT ACCOUNTING PRONOUNCEMENTS, the Company had previously recognized certain vendor allowances when the Company had fulfilled its obligations under the related contract. Effective January 1, 2003, the Company now includes those allowances as a reduction in inventory value. Adoption of this policy resulted in a decrease in gross profit of $5.6 million for fiscal year 2003.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses include store expenses, administrative and corporate expenses, advertising and purchasing personnel costs.

SG&A expenses were 26.7% of total revenues in 2005 compared to 27.1% in 2004. Increases, as a percentage of sales, in credit and debit card fees, building and equipment rent, and workers compensation costs were offset by a decline in administrative and general expenses combined with lower medical costs resulting primarily from a change in service provider network. Wages in stores open both years, excluding format conversions, declined 2.2% due to continued refinement of labor scheduling and the reduction of premium pay hours.

In 2004, SG&A expenses were 27.1% of total revenues compared to 26.9% in 2003. The increase, as a percentage of total revenues, was primarily attributable to higher building and equipment rent and repairs, advertising, store opening costs and credit card fees. Excluding supermarket format conversions, wages in stores open both years decreased 3.8% in 2004 from 2003 due to improved labor scheduling utilizing store specific labor profiles.

During the fourth quarter of 2003, the Company reorganized its headquarters staff, discontinued its home delivery service and closed a LoBill supermarket. As a result of the headquarters staff reorganization, the Company recorded a $1.1 million charge against earnings in 2003.

Depreciation

Depreciation expense was $26.0 million, $25.0 million and $24.5 million in 2005, 2004, and 2003, respectively. Expressed as a percentage of revenues, depreciation expense was 1.5% in all three years.

In the fourth quarter of 2005, the Company completed its previously announced review of its accounting for leases. The Company concluded that certain aspects of its accounting for leases did not comply with GAAP. The Company corrected its accounting for leases and recorded an $0.8 million charge to depreciation in the fourth quarter of 2005.

Interest

Interest expense was $19.2 million in 2005, $19.1 million in 2004, and $23.3 million in 2003. As a percentage of revenues, interest expense was 1.1% in 2005, 1.2% in 2004 and 1.4% in 2003. The decline in expense for 2004 resulted from repurchases of a portion of the Company's 8 7/8% senior subordinated notes in 2004 and 2003 and retirement of the Company's 7% convertible debentures in 2003.

Other Non-operating Income

In 2005, the Company, a) received $2.4 million in settlement of litigation against two of the Company's general liability insurance carriers for costs related to the remediation of petroleum contamination, b) sold its minority interest in a real estate partnership resulting in a $0.8 million gain, and c) incurred $0.9 million in net expense to settle a claim previously announced on May 19, 2005 brought by a former officer of the Company.

In 2004, the Company purchased $16.8 million of its outstanding 8 7/8% senior subordinated notes on the open market at discounts to face value resulting in gains of $1.0 million, net of pro-rata debt issuance costs. In 2003, the Company repurchased $30.5 million of its 8 7/8% senior subordinated notes resulting in gains of $2.2 million, net of pro-rata debt issuance costs.

Income Taxes

The effective income tax rate was 36.4% for 2005, 45.3% for 2004, and 73.7% for 2003. The decrease in the effective rate for 2005 resulted from higher pre-tax income in 2005 and the expiration of charitable deductions in 2004.

Capital Expenditures

Capital expenditures and major capital projects completed during the last three years consisted of:

	2005	2004	2003
Capital expenditures (millions)	$63.8	$26.5	$48.7
Supermarkets			
New/acquired stores	4	4	3
Closed stores	1	1	1
Major remodels/expansions	4	1	3
Format conversions	2	1	1
Convenience stores			
New/acquired stores	-	-	-
Closed stores	3	3	22

In 2005, the Company constructed two new Marsh supermarkets, one new LoBill, and one smaller format Arthur's Fresh Market, remodeled four supermarkets, began the remodel of one supermarket, and converted two Marsh stores to the LoBill format.

In 2006, the Company plans to open one new Marsh supermarket, remodel five supermarkets and construct one new smaller format supermarket. The cost of these projects and other capital commitments is estimated to be $60 million. Of this amount, the Company plans to fund approximately $25 million through sale/leasebacks or build to suit arrangements, $21 million through equipment leasing, and believes it can finance the balance with cash provided by operating activities.

The Company's plans with respect to store construction, expansion, conversion and remodeling are subject to known and unknown risks and uncertainties and may be revised in light of changing conditions, such as the availabilty of capital, competitive influences, its ability to negotiate successfully site acquisitions or leases, zoning limitations and other governmental regulations. The timing of projects is subject to normal construction and other delays. It is possible that projects described above may not commence, others may be added, a portion of planned expenditures with respect to projects commenced during the current fiscal year may carry over to the subsequent fiscal year, and that the Company may use other financing arrangements.

Liquidity and Capital Resources

Net cash provided by operating activities in 2005 was $26.5 million, compared to $43.7 million in 2004. The $17.2 million decline resulted primarily from a decrease of $5.8 million in deferred taxes in 2005, compared to a $10.3 million increase in 2004.

For 2005, investing activities consisted primarily of $63.8 million in expenditures for acquisition of property, equipment and land for expansion. The Company's capital requirements are traditionally financed through long-term borrowings and lease financings, including capital and operating leases, and internally generated funds. The Company anticipates continued access to such financing sources.

The Company has a revolving credit facility that permits total borrowings of $82.5 million, as more particularly described in Note 6 – Debt. The facility matures in February 2006 and the Company believes it will be able to secure an extension or other financing prior to the credit facility maturity date.

The Company's long-term debt and capital lease obligations, net of current maturities, were $160.5 million at April 2, 2005, compared to $202.3 million at March 27, 2004, with the decrease attributable primarily to $43.0 million in borrowings under the revolving credit facility classified as current at April 2, 2005. At April 2, 2005, all of the long-term debt and capital lease obligations were at fixed rates of interest with a 9.4% weighted-average rate.

Long-term contractual obligations (in millions) as of April 2, 2005:

		Payments due by period			
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt, including current maturities	$180.7	$47.2	$109.0	$24.5	$ -
Capital leases	56.3	4.5	9.0	8.5	34.3
Operating leases	290.6	39.6	66.0	44.2	140.8
Purchase obligations	27.0	7.2	14.4	5.4	-
Total	$554.6	$98.5	$198.4	$82.6	$175.1

Assuming no change in the amount or interest rates of the Company's long-term debt, the approximate payments for interest on long-term debt will be $14.5 million in 2006 declining each year to $1.3 million in 2010.

Repurchase of Common Shares

In July 1994, the Board of Directors announced a plan for the repurchase of the Company's Class A Common Stock and/or Class B Common Stock. The amount originally authorized has been subsequently amended, most recently to $18.0 million.

Repurchases during 2005 were as follows:

	Class A shares		Class B shares	
Month	Number	Average price	Number	Average price
March 2004	-	-	100	$12.42
April 2004	1,700	$14.48	200	13.74
May 2004	51,300	14.76	-	-
June 2004	599	13.78	-	-
July 2004	200	13.75	-	-
August 2004	500	11.82	799	11.76
September 2004	300	11.47	300	11.52
October 2004	100	11.40	500	11.41
November 2004	-	-	2,500	11.60
January 2005	10,227	11.65	62	13.35
March 2005	31	12.59	20	14.34
Total	64,957	$14.21	4,481	$11.75

All of the share purchases in 2005 were made under the plan. At April 2, 2005, the maximum amount that may yet be purchased under the plan was $0.8 million. The plan does not have a specified termination date.

Market Risk – Interest

The Company, as a policy, does not engage in speculative or leveraged transactions, nor does it hold or issue financial instruments for trading purposes. The Company is exposed to changes in interest rates primarily as a result of its borrowing activities. Based on interest rates at April 2, 2005, a 1% change in interest rates would not have had a material impact on the Company.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make assumptions and estimates that can have a material impact on the reported results of operations. Although management applies its judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from those assumptions and it is possible that materially different amounts would be reported using different assumptions.

The Company is self-insured for most healthcare claims, workers compensation claims, and general liability and automotive liability losses. Reported claims and related loss reserves are estimated by third party administrators and utilized by management to develop appropriate accruals. Claims incurred but not reported are recorded based on historical experience and industry trends, which are regularly monitored, and accruals are adjusted when warranted by changes in facts and circumstances.

Pension and other retirement benefits are administered by the Retirement Committee of the Employees' Pension Plan of Marsh Supermarkets, Inc. and Subsidiaries. An independent financial consulting firm is engaged to advise the Retirement Committee regarding investment manager performance and independent actuaries are consulted to assist in determining appropriate assumptions and are engaged to calculate estimated future obligations under the various retirement plans.

Long-lived assets are depreciated over estimated useful lives based on the Company's historical experience and prevailing industry practice. Estimated useful lives are periodically reviewed to ensure they remain appropriate. Long-lived assets are tested for impairment whenever an event occurs that indicates impairment may exist.

Income tax assets and liabilities are recognized generally based upon tax statutes, regulations and case law, but also include estimates. The estimated amounts are reviewed periodically and adjusted based upon factual changes and the related impact on management's judgment.

The Company receives allowances and credits from many of the vendors whose products the Company purchases for resale. Allowances that are related to a specific purchase quantity are recorded as a component of item cost inventory and recognized in merchandise costs when the item is sold. Other allowances include consideration received for new item introduction, item shelf placement and temporary retail price reduction. Due to system constraints and the nature of certain of these allowances, it is sometimes not practicable to apply allowances to the item cost of inventory. In those instances, the allowances are applied as a reduction of merchandise costs using a systematic and rational methodology, which results in the recognition of these incentives when the related merchandise is sold.

Notes and accounts receivable are reviewed for collectibility on a regular and periodic basis. Valuation allowances are adjusted for small recurring type transactions based on past experience, while large notes and amounts receivable are reviewed and allowances adjusted on a specific transaction basis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes certain forward-looking statements (statements other than those made solely with respect to historical fact). Actual results could differ materially and adversely from those contemplated by the forward-looking statements due to known and unknown risks and uncertainties, many of which are beyond the Company's control. The forward-looking statements and the Company's future results, liquidity and capital resources are subject to risks and uncertainties including, but not limited to, the following: the entry of new competitive stores and their impact on the Company; the level of discounting and promotional spending by competitors; the Company's ability to improve comparable store sales; the level of margins achievable in the Company's operating divisions; the stability and timing of distribution incentives from suppliers; softness in the local economy; the Company's ability to control expenses including employee medical costs, labor, credit card fees, and workers compensation and general liability expense; uncertainties regarding gasoline prices and margins; the success of the Company's new and remodeled stores; uncertainties regarding future real estate gains due to limited real estate holdings available for sale; potential interest rate increases on variable rate debt; the ability of the Company to extend the maturity of, or replace on satisfactory terms, its revolving credit facility; the Company's ability to collect outstanding notes and accounts receivable; uncertainties related to state and federal taxation and tobacco and environmental legislation; uncertainties associated with pension and other retirement obligations; uncertainties related to the outcome of pending litigation; the timely and on budget completion of store construction, conversion and remodeling; and other known and unknown risks and uncertainties. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

REPORT OF MANAGEMENT ON RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Marsh Supermarkets, Inc. is responsible for the preparation and integrity of the consolidated financial statements included in this annual report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States and necessarily include some amounts based on management's best estimates and judgment. All financial information appearing in this annual report is consistent with that in the financial statements.

The Company maintains a system of internal controls designed to provide reasonable assurance, on a cost-effective basis, that assets are safeguarded and transactions are properly authorized and recorded accurately in the financial records. The Company believes its control system is enhanced by its long-standing emphasis on conducting business in accordance with the highest standards of conduct and ethics.

Ernst & Young LLP, independent registered public accounting firm, has audited the accompanying financial statements. Their report is included herein. Their audits, conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), included the review and evaluation of selected internal accounting controls for purposes of designing their audit tests.

The Audit Committee of the Board of Directors meets periodically with the independent registered accountants to discuss the scope and results of their audit work, their assessment of internal controls, and the quality of the Company's financial reporting. The independent registered accountants are engaged by the Audit Committee of the Board of Directors.

Don E. Marsh
Chairman of the Board and
Chief Executive Officer

Mark Varner
Vice President -
Corporate Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Marsh Supermarkets, Inc.

We have audited the accompanying consolidated balance sheets of Marsh Supermarkets, Inc. as of April 2, 2005 and March 27, 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended April 2, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marsh Supermarkets, Inc. at April 2, 2005 and March 27, 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 2, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in NOTE 2, the Company adopted Emerging Issues Task Force Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration from a Vendor," on January 1, 2003.

Ernst & Young LLP

Indianapolis, Indiana
May 27, 2005

CONSOLIDATED BALANCE SHEETS

(in thousands, except number of shares)

ASSETS	April 2, 2005	March 27, 2004
Current Assets		
Cash and equivalents	$ 27,364	$ 27,584
Accounts and notes receivable, less allowances of $806 and $1,141	22,153	23,864
Inventories	132,758	126,840
Prepaid expenses	6,619	6,495
Recoverable income taxes	841	5,400
TOTAL CURRENT ASSETS	189,735	190,183
Property and Equipment		
Land	42,395	45,268
Buildings and land improvements	195,396	186,737
Fixtures and equipment	156,812	151,343
Leasehold improvements	91,074	83,119
Construction in progress	12,485	5,670
Property under capital leases	32,330	32,133
	530,492	504,270
Accumulated depreciation	(222,676)	(207,242)
TOTAL PROPERTY AND EQUIPMENT	307,816	297,028
Other Assets	49,317	55,194
	$546,868	$542,405

See Notes to Consolidated Financial Statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	April 2, 2005	March 27, 2004
Current Liabilities		
Accounts payable	$ 75,786	$ 80,614
Employee compensation and other liabilities	15,378	15,929
State and local taxes	17,775	16,306
Other accounts payable and accrued expenses	10,710	8,573
Dividends payable	1,025	1,032
Deferred income taxes	10,053	6,330
Current maturities of long-term liabilities	48,444	3,427
TOTAL CURRENT LIABILITIES	179,171	132,211
Long-term Liabilities		
Long-term debt	133,268	174,161
Capital lease obligations	27,212	28,188
Pension and post-retirement benefits	52,229	42,725
TOTAL LONG-TERM LIABILITIES	212,709	245,074
Deferred Items		
Income taxes	8,823	18,309
Gains from sale/leasebacks	16,487	15,238
Other	5,363	3,297
TOTAL DEFERRED ITEMS	30,673	36,844
Shareholders' Equity		
Series A Junior Participating Cumulative Preferred Stock:		
Authorized: 5,000,000 shares; Issued: None	-	-
Class A Common Stock, no par value:		
Authorized: 15,000,000 shares; Issued: 4,695,253	9,680	9,682
Class B Common Stock, no par value:		
Authorized: 15,000,000 shares; Issued: 5,265,158	16,950	16,888
Retained earnings	130,890	130,813
Cost of Common Stock in treasury		
Class A: 2005 – 947,321 shares; 2004 – 882,364 shares	(6,678)	(5,752)
Class B: 2005 – 1,105,364 shares; 2004 – 1,129,597 shares	(9,077)	(9,259)
Deferred cost - restricted stock	(137)	(211)
Notes receivable - stock purchases	(11)	(11)
Accumulated other comprehensive loss	(17,302)	(13,874)
TOTAL SHAREHOLDERS' EQUITY	124,315	128,276
	$546,868	$542,405

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except number of shares)

YEAR ENDED	April 2, 2005	March 27, 2004	March 29, 2003
Sales and other revenues	$1,743,609	$1,650,868	$1,647,534
Gains from sales of property	3,827	3,047	8,201
Total revenues	1,747,436	1,653,915	1,655,735
Cost of merchandise sold, including warehousing and transportation, excluding depreciation	1,231,840	1,156,255	1,163,157
Gross profit	515,596	497,660	492,578
Selling, general and administrative	466,179	449,002	445,480
Depreciation	25,950	25,013	24,464
Operating income	23,467	23,645	22,634
Interest	19,213	19,050	23,270
Other non-operating income	(2,291)	(961)	(2,180)
Income from continuing operations before income taxes	6,545	5,556	1,544
Income taxes	2,383	2,519	1,138
Income from continuing operations	4,162	3,037	406
Loss on disposal of discontinued operation, net of tax	-	-	(354)
Net income	$ 4,162	$ 3,037	$ 52
Basic earnings (loss) per common share:			
Continuing operations	$.53	$.38	$.05
Disposal of discontinued operation	-	-	(.04)
Net income	$.53	$.38	$.01
Diluted earnings (loss) per common share:			
Continuing operations	$.52	$.38	$.05
Disposal of discontinued operation	-	-	(.04)
Net income	$.52	$.38	$.01
Dividends declared per share	$.52	$.52	$.46

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands)

	Common Stock Class A	Common Stock Class B	Retained Earnings	Treasury Stock	Other	Other Comprehensive Loss	Total
Balance at March 30, 2002	$9,573	$16,830	$135,534	$(14,509)	$(1,307)	$(5,324)	$140,797
Comprehensive income:							
Net income			52				52
Minimum pension liability adjustment, less tax benefit of $5,259						(10,060)	(10,060)
Total comprehensive loss							(10,008)
Cash dividends declared			(3,662)				(3,662)
Amortization of restricted stock grants					308		308
Restricted stock grant				92	(92)		-
Repurchase shares				(643)			(643)
Exercise of stock options		16		97			113
Reduction in notes receivable – stock					899		899
Other		20	(13)	35	(37)		5
Balance at March 29, 2003	9,573	16,866	131,911	(14,928)	(229)	(15,384)	127,809
Comprehensive income:							
Net income			3,037				3,037
Minimum pension liability adjustment, less tax of $789						1,510	1,510
Total comprehensive income							4,547
Cash dividends declared			(4,127)				(4,127)
Amortization of restricted stock grants					56		56
Restricted stock grant	109			104	(213)		-
Repurchase shares				(248)			(248)
Reduction in notes receivable – stock					164		164
Other		22	(8)	61			75
Balance at March 27, 2004	9,682	16,888	130,813	(15,011)	(222)	(13,874)	128,276
Comprehensive income:							
Net income			4,162				4,162
Minimum pension liability adjustment, less tax of $1,792						(3,428)	(3,428)
Total comprehensive income							734
Cash dividends declared			(4,104)				(4,104)
Amortization of restricted stock grants					74		74
Repurchase shares				(976)			(976)
Exercise of stock options		33		176			209
Other	(2)	29	19	56			102
Balance at April 2, 2005	$9,680	$16,950	$130,890	$(15,755)	$ (148)	$(17,302)	$124,315

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

YEAR ENDED	April 2, 2005	March 27, 2004	March 29, 2003
OPERATING ACTIVITIES			
Net income	$ 4,162	$ 3,037	$ 52
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	25,950	25,013	24,464
Disposal of discontinued operation	-	-	354
Increase (decrease) in deferred income taxes	(5,763)	10,263	(2,084)
Changes in operating assets and liabilities:			
Accounts and notes receivable	3,575	(653)	10,996
Inventories	(5,918)	3,457	2,643
Prepaid expenses and recoverable income taxes	6,227	(6,952)	2,929
Accounts payable and accrued expenses	(1,773)	5,679	(2,592)
Other operating activities	77	3,872	1,590
NET CASH PROVIDED BY OPERATING ACTIVITIES	26,537	43,716	38,352
INVESTING ACTIVITIES			
Acquisition of property, equipment and land held for expansion	(63,778)	(26,457)	(48,673)
Disposition of property, equipment and land held for expansion	19,683	2,700	11,387
Other investing activities	1,005	(2,190)	(813)
NET CASH USED FOR INVESTING ACTIVITIES	(43,090)	(25,947)	(38,099)
FINANCING ACTIVITIES			
Proceeds (repayments) of short-term borrowings	-	(1,700)	400
Proceeds of long-term borrowings	140,000	50,000	76,000
Proceeds of sales/leasebacks	16,368	12,338	34,537
Payments of long-term debt and capital lease obligations	(136,852)	(74,833)	(116,043)
Cash dividends paid	(4,110)	(4,130)	(3,506)
Purchases of Class A and Class B Common Stock for treasury	(976)	(248)	(643)
Stock options exercised	209	-	113
Other financing activities	1,694	75	(314)
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	16,333	(18,498)	(9,456)
DECREASE IN CASH AND EQUIVALENTS	(220)	(729)	(9,203)
Cash and equivalents at beginning of year	27,584	28,313	37,516
CASH AND EQUIVALENTS AT END OF YEAR	$27,364	$27,584	$28,313

See Notes to Consolidated Financial Statements.

(amounts in thousands, except per share amounts or as otherwise noted)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed in preparation of the consolidated financial statements are:

Description of Business

Marsh Supermarkets, Inc. (the "Company") operates supermarkets, convenience stores, and florist shops, and provides vending, catering and food management services, all primarily in central Indiana and western Ohio.

Principles of Consolidation

The consolidated financial statements include the accounts of Marsh Supermarkets, Inc. and all direct and indirect majority-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated.

Business Segments

The Company operates one business segment: the retail sale of food and related products through supermarkets, convenience stores and food services.

Fiscal Year

The Company's fiscal year ends on Saturday of the thirteenth week of each calendar year. All references to "2005", "2004" and "2003" relate to the fiscal years ended April 2, 2005, March 27, 2004, and March 29, 2003, respectively. Fiscal year 2005 was 53 weeks, while fiscal years 2004 and 2003 were 52 weeks.

Revenue Recognition

Revenues from retail sales are recognized at the time of sale. Manufacturer coupons are not recognized as a reduction of revenues. Revenues from the Company's gift cards are recognized at the time of customer redemption.

Excise Taxes

Sales and cost of merchandise sold include state and federal excise taxes on tobacco, gasoline and alcohol products of approximately $62 million in 2005, $58 million in 2004, and $56 million in 2003.

Cost of Merchandise Sold

Cost of merchandise sold includes the cost of merchandise, net of vendor allowances, and warehousing and transportation costs, excluding depreciation, and excludes the cost of purchasing personnel.

Vendor Allowances

Vendor allowances are applied as a reduction of merchandise costs using a systematic and rational methodology, which results in the recognition of those allowances when the related merchandise is sold.

Selling, General and Administrative

Selling, general and administrative costs include store expenses, administrative support departments, advertising, purchasing personnel costs and other corporate expenses, all excluding depreciation. Included in those costs are purchasing personnel costs of approximately $1.2 million in 2005 and $1.3 million in both 2004 and 2003.

Advertising Costs

Advertising costs are expensed in the period incurred, except production costs, which are expensed the first time the respective advertising is displayed. Advertising costs in the amounts of $24.7 million, $23.3 million, and $22.3 million were included in selling, general and administrative expenses for 2005, 2004, and 2003, respectively.

Cost of Opening Stores

Non-capital expenditures associated with opening new stores are expensed as incurred.

Cash and Equivalents

Cash and equivalents consist of highly liquid investments maturing in three months or less when purchased. The carrying amount approximates the fair value of those assets.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out method for the principal components of inventories, and by the first-in, first-out method for the remainder.

Accounts and Notes Receivable

Accounts and notes receivable are reviewed for collectibility on a regular and periodic basis. Valuation allowances are adjusted for small recurring type transactions based on past experience, while large notes and amounts receivable are reviewed and allowances adjusted on a specific transaction basis.

Notes receivable, including interest, related to the sale of real estate were $8.6 million at April 2, 2005, and $13.0 million at March 27, 2004. Past due notes receivable, included in Other Assets, were approximately $7.3 million at April 2, 2005.

Property and Equipment

Property and equipment is stated at cost, including amounts capitalized for interest. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives of the assets, generally 33 years for buildings and 20 years for land improvements, five to 12 years for fixtures and equipment, and 20 years for leasehold improvements. For income tax purposes, accelerated methods and statutory lives are used to compute depreciation. Maintenance and repairs are charged to expense as incurred.

Impairment of Long-Lived Assets and Goodwill

Long-lived assets are reviewed for impairment if an event occurs that indicates impairment may exist. The Company tests operating units for impairment using the non-discounted cash flows, including the cash flow from disposal of the underlying unit's assets. Goodwill is tested annually for impairment using a discounted net cash flow method. Goodwill included in Other Assets was $22.7 million at April 2, 2005, and $22.8 million at March 27, 2004.

Capitalized Lease Property

Capitalized lease assets are amortized using the straight-line method over the term of the lease, or in accordance with practices established for similar owned assets if ownership transfers to the Company at the end of the lease term. Amortization is included with depreciation expense.

Income Taxes

Deferred tax assets and liabilities result from differences between financial reporting and tax basis of assets and liabilities measured using enacted tax rates and laws expected to be in effect when the differences reverse.

Environmental Liabilities

Environmental liabilities are recorded when environmental assessments indicate remediation efforts are required and the costs can be reasonably estimated. Current estimates of the total compliance costs to be incurred, net of estimated recoveries from an excess liability fund, are not material.

Stock Options

The Company has employee stock benefit plans, which are described more fully in NOTE 10 – SHAREHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS. The Company's stock option plans are accounted for under the intrinsic value method of APB Opinion 25 and related interpretations. Since the exercise price of options granted under the plans is equal to the market price of the underlying common stock on the grant date, no stock-based compensation cost is recognized.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123:

	2005	2004	2003
Net income, as reported	$4,162	$3,037	$ 52
Compensation recorded,net of tax	45	37	169
Compensation using the fair value method, net of tax	(600)	(815)	(1,139)
Pro-forma net income (loss)	$3,607	$2,259	$ (918)
Earnings per share, as reported:			
Basic	$.53	$.38	$ .01
Diluted	.52	.38	.01
Pro-forma earnings (loss) per share:			
Basic	$.46	$.28	$(.12)
Diluted	.45	.28	(.12)

Use of Estimates

Preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior periods to conform to current presentation.

NOTE 2 – RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed. The Act allows a possible subsidy to retirement health plan sponsors to help offset the costs of participant prescription drug benefits. In 2004, the FASB issued Staff Position No. 106-2 (FSP No. 106-2), "Accounting and Disclosure Requirements Related to the Act", which was effective for interim or annual periods beginning after June 15, 2004. The effect of the Act on the Company's consolidated financial statements was not material.

EITF (Emerging Issues Task Force) Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor", became effective as to the Company on January 1, 2003. As a result of the guidance, the Company adopted a new policy for recognizing slotting allowances and similar consideration received from vendors; allowances related to a specific purchase quantity are recorded as a component of the item cost of inventory and recognized in merchandise costs when the item is sold, and allowances not related to a specific purchase quantity are applied as a reduction of merchandise costs using a systematic and rational methodology, which results in the recognition of those incentives when the related merchandise is sold. Under the Company's previous accounting policy for vendor allowances, those credits were recognized as a reduction to cost of goods sold when the Company had fulfilled its obligations under the related contract. In connection with the implementation of the new accounting policy, the Company applied the provisions of EITF No. 02-16 prospectively, which resulted in deferring recognition of $4.5 million of allowances at April 2, 2005, and $4.3 million of allowances at March 27, 2004. The deferral reflects an adjustment of the Company's inventory balance.

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), "Share-Based Payment", which revised FASB Statement No. 123, "Accounting for Stock-Based Compensation." Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Statement No. 123(R) requires all share-based payments to employees, including grants of stock options, to be recognized in the income statement based on their fair values; pro forma disclosure is no longer an alternative.

Statement No. 123(R) will be effective for the first fiscal year beginning after June 15, 2005, and, accordingly, the Company will adopt the statement at the beginning of its fiscal year 2007. The Company expects to adopt Statement No. 123(R) using the modified prospective method, in which compensation cost, if any, will be recognized beginning with the effective date.

As permitted by Statement No. 123, the Company currently accounts for shared-based payments using APB Opinion No. 25's intrinsic value method and, as such, recognizes no compensation cost for employee stock options. The impact of the adoption of Statement No. 123(R) cannot be predicted because it will depend on levels of stock options and any other forms of share-based payments granted in the future. Had the Company adopted Statement No. 123(R) in prior periods, the impact of the standard would have approximated the impact of Statement No. 123 as described in the disclosure of pro forma net income and earnings per share above. However, the Company expects the adoption will not have an immediate material impact on the financial statements as there will be a minimal number of unvested stock options outstanding at the adoption date.

NOTE 3 – EARNINGS PER SHARE

The following table sets forth the computation of the numerators and denominators used in the computation of basic and diluted earnings per share (EPS). Convertible debentures have been excluded from the 2003 computation because the effect would have been anti-dilutive.

	2005	2004	2003
Income from continuing operations	$4,162	$3,037	$ 406
Discontinued operation	-	-	(354)
Net income – basic and diluted			
EPS numerator	$4,162	$3,037	$ 52
Weighted average shares outstanding	7,913	7,945	7,965
Non-vested restricted shares	(16)	(5)	(22)
Basic EPS denominator	7,897	7,940	7,943
Effect of dilutive securities:			
Non-vested restricted shares	16	5	22
Employee stock options	91	61	136
Adjusted weighted average shares –			
diluted EPS denominator	8,004	8,006	8,101

NOTE 4 – INVENTORIES

Inventories are comprised of finished goods and goods held for resale. Inventories valued by the LIFO method represented approximately 65% of consolidated inventories at both April 2, 2005, and March 27, 2004. Current inventory cost exceeded the carrying amount of LIFO inventories by $0.8 million at April 2, 2005, and $1.2 million at March 27, 2004. Valuation allowances related to inventories were $1.2 million at both April 2, 2005, and March 27, 2004.

NOTE 5 – EMPLOYEE BENEFIT PLANS

The Company has a 'frozen' qualified defined benefit pension plan covering grandfathered employees and unfunded supplemental retirement plans for officers designated by the Board of Directors. The plans provide for payment of retirement benefits on the basis of an employee's length of service and earnings history. Pension plan assets consist principally of listed stocks, corporate and government notes and bonds.

A defined contribution savings plan allows 401(k) contributions by employees who elect to participate and can satisfy age and service requirements. The Company matches a portion of employees' contributions and may make discretionary contributions depending upon the Company's profitability. Expense for the plan was $2.2 million in 2005, $2.5 million in 2004 and $2.4 million in 2003.

The Company provides certain post-retirement healthcare benefits for non-union retirees and their eligible spouses. The plans are contributory with retiree contributions adjusted annually and certain other cost sharing features, such as deductibles and co-insurance.

The Company also participates in two multi-employer plans that provide defined benefits to union employees. Expense for the plans amounted to $2.0 million in 2005, $1.9 million in 2004, and $1.3 million in 2003. The increase in plan expenses in 2004 and 2005 is attributable to the addition of drivers during the second half of 2003. Previously, the Company contracted for delivery service from a third party.

Amounts disclosed below for pension and post-retirement plans were measured as of March 31, 2005, and March 31, 2004.

Benefit plans amounts recognized in the consolidated balance sheets were as follows:

	Pension		Post-retirement	
	2005	2004	2005	2004
Change in benefit obligation:				
Benefit obligation at beginning of year	$76,124	$69,320	$4,901	$5,131
Service cost	1,100	866	523	558
Interest cost	4,447	4,407	258	310
Plan amendments	-	-	-	(350)
Actuarial (gain)loss	4,108	4,380	(506)	(387)
Benefits paid	(3,096)	(2,849)	(323)	(361)
Benefit obligation at end of year	$82,683	$76,124	$4,853	$4,901
Change in plan assets:				
Fair value of plan assets at beginning of year	$40,379	$34,384	$ -	$ -
Return on plan assets	1,036	8,592	-	-
Company contribution	368	252	323	361
Benefits paid	(3,096)	(2,849)	(323)	(361)
Fair value of plan assets at end of year	$38,687	$40,379	$ -	$ -

The accumulated benefit obligation, funded status and accrued benefit costs of the plans were as follows:

	Pension		Post-retirement	
	2005	2004	2005	2004
Accumulated benefit obligation	$(79,633)	$(72,883)	$(4,853)	$(4,901)
Projected benefit obligation	(82,683)	(76,124)	(4,853)	(4,901)
Plan assets at fair value	38,687	40,378	-	-
Funded status of the plan (underfunded)	(43,996)	(35,746)	(4,853)	(4,901)
Unrecognized net actuarial loss	29,550	24,522	1,031	851
Unrecognized prior service costs	766	1,136	(413)	(184)
Net amount recognized	$(13,680)	$(10,088)	$(4,235)	$(4,234)
Accrued benefit liability	$(40,946)	$(32,505)	$(4,235)	$(4,234)
Intangible asset	766	1,136	-	-
Accumulated other comprehensive loss	26,500	21,281	-	-
Net amount recognized	$(13,680)	$(10,088)	$(4,235)	$(4,234)
Increase (decrease) in minimum liability included in other comprehensive income	$ 5,220	$ (2,299)	$ -	$ -

The components of net pension benefit expense were as follows:

	2005	2004	2003
Service cost	$1,100	$ 866	$ 687
Interest cost	4,447	4,407	4,320
Expected return on plan assets	(3,316)	(2,826)	(3,498)
Recognized actuarial loss	1,360	1,714	403
Amortization of prior service cost	370	370	370
Benefit cost	$3,961	$4,531	$2,282

The weighted-average assumptions used to determine benefit obligations were:

	Pension		Post-retirement	
	2005	2004	2005	2004
Discount rate	6.00%	6.00%	6.00%	6.00%
Compensation increases	4.00%	4.00%	n/a	n/a

The weighted-average assumptions used to determine net periodic benefit cost were:

	Pension		Post-retirement	
	2005	2004	2005	2004
Discount rate	6.00%	6.50%	6.00%	6.50%
Expected long-term return on plan assets	8.50%	8.50%	n/a	n/a
Compensation increases	4.00%	4.00%	n/a	n/a

The expected long-term rate of return assumptions are developed based on historical experience, the evaluation of input from several consultants and economists, a review of asset class return expectations and long-term inflation assumptions. The expected long-term rate of return is based on a target allocation of assets, which is based on earning the highest rate of return while maintaining a reasonable risk level. The plan administrator strives to have assets sufficiently diversified such that adverse or unexpected results from one security class, or investments within a class, will not have an unduly detrimental effect on the entire portfolio.

The components of net post-retirement benefits costs were as follows:

	2005	2004	2003
Service cost	$523	$558	$434
Interest cost	258	310	306
Other	(7)	47	8
Benefit cost	$774	$915	$748

The Company's assumed healthcare cost trend rate is 10.00% for 2005, decreasing gradually to 6.00% by 2015, and thereafter. The assumed healthcare cost trend rate for 2004 was 10.00%, decreasing to 6.00% by 2014, and thereafter. A one percentage point change in the assumed rate would not have had a material effect on the benefit obligation or expense.

Pension plan weighted-average asset allocations at March 31, 2005, and March 31, 2004 were as follows:

	2005	2004
Equity securities	53.7%	68.8%
Debt securities	23.5	21.8
Real estate	2.9	2.5
Other	19.9	6.9
Total	100.0%	100.0%

The Company's policy with respect to pension plan investments is to invest for maximum return at a reasonable risk level using a diversified portfolio of investment holdings. Weighted-average target asset allocations are currently 70.0% equity securities, 22.5% debt securities and 7.5% real estate and other holdings.

Equity securities included Marsh common stock in the amounts of $2.8 million (7.3% of total plan assets) and $3.1 million (7.8% of total plan assets) at March 31, 2005, and March 31, 2004, respectively. The number of shares of Marsh A common stock and Marsh B common stock were 151,213 and 92,675, respectively, at both April 2, 2005, and March 27, 2004.

The Company expects to contribute $0.3 million to its pension plans and $0.4 million to its post-retirement plan in fiscal 2006.

The following benefit payments, which reflect future service, as appropriate, are expected to be paid:

	Pension	Post-retirement
2006	$ 3,119	$ 402
2007	3,439	429
2008	3,685	421
2009	5,036	440
2010	5,346	507
2011 through 2015	28,639	3,731

NOTE 6 – DEBT

Long-term debt consisted of the following:

	2005	2004
10.05% notes	$ 9,656	$ 11,243
8.25% mortgage	15,021	15,523
8.95% mortgage	8,662	9,648
Revolving credit facility	43,000	36,000
8 7/8% senior subordinated notes	102,795	102,795
Less discount	(194)	(278)
Other	1,600	1,605
Less current maturities	(47,272)	(2,375)
	$133,268	$174,161

The 10.05% notes are payable in monthly installments (principal and interest) of $220,000 through 2009. Land and buildings with a net carrying amount of $23.6 million are pledged as collateral for the notes.

The 8.25% mortgage is payable in monthly installments (principal and interest) of $147,000 and matures in January 2010. The mortgage is secured by land and buildings with a net carrying amount of $17.6 million.

The 8.95% mortgage is payable in monthly installments (principal and interest) of $94,000 and matures in May 2010. The mortgage is secured by land and buildings with a net carrying amount of $7.0 million.

The revolving credit facility permits total borrowings of $82.5 million. Amounts borrowed are for terms selected by the Company at the time of borrowing. Interest rates are based on LIBOR or floating prime rate, and principal and interest are payable at maturity. Commitment fees of 0.5% are paid on unused amounts and the facility matures in February 2006. Land and buildings with a net carrying amount of $67.5 million are pledged for the credit facility. The Company believes that it will be able to secure an extension or other financing prior to the credit facility maturity date.

Interest on the 8 7/8% senior subordinated notes is payable semi-annually and the principal matures in August 2007. The effective interest rate is 9.0%. During 2004 and 2003, the Company purchased $16.8 million and $30.5 million, respectively, of the notes on the open market. The gains recognized from retirement of the notes are reported in the consolidated statements of income as other non-operating income.

The fair market value of the Company's long-term debt was approximately $183.9 million at April 2, 2005. The fair market value was estimated using quoted market rates for publicly traded debt and current incremental borrowing rates for non-public debt.

The revolving credit facility and senior subordinated notes both require maintenance of minimum working capital and limit cash dividends, repurchases of common stock, future indebtedness, lease obligations and disposition of assets.

Aggregate future principal payments of long-term debt outstanding at April 2, 2005 were:

2006	$ 47,272
2007	2,940
2008	106,048
2009	3,578
2010	20,896
Thereafter	-

Interest expense consisted of:

	2005	2004	2003
Long-term debt	$15,640	$15,517	$19,742
Capital lease obligations	3,501	3,528	3,518
Other	72	5	10
Total interest expense	$19,213	$19,050	$23,270
Interest capitalized	$238	$533	$474
Cash payments for interest	$18,158	$18,780	$23,472

NOTE 7 – DEBT AND GUARANTOR SUBSIDIARIES

Other than three minor subsidiaries, all of the Company's subsidiaries (the "guarantors") have fully and unconditionally guaranteed on a joint and several basis the Company's obligations under the 8 7/8% senior subordinated notes. The guarantors are 100% direct or indirect wholly-owned subsidiaries of the Company.

NOTE 8 – LEASES

Of the Company's 286 retail stores, 207 are leased under commercial lease agreements providing for initial terms generally from 15 to 20 years with options to extend the initial terms up to an additional 20 years. The Company also leases a portion of its transportation and store equipment for periods of three to eight years plus renewal options.

Capitalized lease property consisted of store facilities having a net carrying cost of $22.9 million at April 2, 2005, and $24.6 million at March 27, 2004.

Future minimum lease payments for capital and operating leases with terms in excess of one year, and the present value of capital lease obligations, at April 2, 2005 were as follows:

	Capital Leases	Operating Leases
2006	$4,487	$39,590
2007	4,500	35,283
2008	4,500	30,692
2009	4,288	24,638
2010	4,225	19,577
Thereafter	34,319	140,819
	56,319	$290,599
Less amounts representing interest	27,935	
Present value of net minimum lease payments	$28,384	

Minimum annual lease payments will be reduced by $1.6 million from future sublease rentals.

Rental expense consisted of:

	2005	2004	2003
Minimum rentals	$43,615	$38,545	$37,224
Contingent rentals	155	195	193
Sublease rental income	(1,653)	(1,431)	(1,514)
	$42,117	$37,309	$35,903

During 2005 and 2004, the Company completed sale leaseback transactions for certain supermarkets and convenience stores. The leases were generally for base terms of 20 years, with options to renew following the base term. Gains from the sales were deferred and will be recognized over the term of the lease.

In the fourth quarter of 2005, the Company completed its previously announced review of its accounting for leases. The Company concluded that certain aspects of its accounting for leases did not comply with GAAP. The Company corrected its accounting for leases and recorded an $0.8 million charge to depreciation in the fourth quarter of 2005.

NOTE 9 – INCOME TAXES

The components of deferred tax assets and liabilities were as follows:

	2005	2004
Deferred tax assets:		
Compensation and benefit accruals	$19,089	$15,599
Self-insurance reserves	548	751
Other	5,711	6,331
Total deferred tax assets	25,348	22,681
Deferred tax liabilities:		
Property and equipment, including leased property	(28,747)	(35,503)
Prepaid employee benefits	-	(297)
Inventory	(11,654)	(8,187)
Other	(3,823)	(3,333)
Total deferred tax liabilities	(44,224)	(47,320)
Net deferred tax liability	$(18,876)	$(24,639)

Income tax expense consisted of the following:

		2005	2004	2003
Current -	Federal	$6,189	$(7,062)	$3,000
	State	166	(97)	137
Deferred -	Federal	(3,917)	9,593	(1,947)
	State	(55)	85	(52)
		$2,383	$ 2,519	$1,138
Cash payments		$2,712	$ 801	$1,272

A reconciliation of income tax expense is as follows:

	2005	2004	2003
Federal statutory tax rate	$2,291	$1,945	$ 541
State and local, net of federal tax	72	(8)	55
Other	20	582	542
Total income tax expense	$2,383	$2,519	$1,138

NOTE 10 – SHAREHOLDERS' EQUITY AND EMPLOYEE STOCK PLANS

Common Stock

Class A Common Stock has one vote per share; Class B Common Stock is non-voting except with respect to certain matters affecting the rights and preferences of that class. Each class is entitled to equal per share dividends and consideration in any merger, consolidation or liquidation of the Company. A person who acquires 10% or more of outstanding Class A Common Stock without acquiring a like percentage of Class B Common Stock must make a public tender offer to acquire additional Class B Common Stock. Failure to do so results in suspension of the voting rights of the Class A Common Stock held by such person.

Stock Repurchase Plan

The board of directors has authorized the repurchase of the Company's Class A and/or Class B Common Stock to an aggregate limit of $18.0 million. During 2005, the Company repurchased 64,957 shares of Class A Common Stock at an average price of $14.21 and 4,481 shares of Class B Common Stock at an average price of $11.75.

Changes in Shares Outstanding

Changes in shares issued and treasury shares during the three years ended April 2, 2005 were as follows:

	Class A	Class B
Issued shares:		
Balance at March 29, 2003,		
March 27, 2004, and April 2, 2005	4,695	5,265
Treasury shares:		
Balance at March 30, 2002	849	1,139
Shares repurchased	35	12
Stock options exercised	-	(12)
Director stock purchases	-	(4)
Restricted stock grant	(6)	-
Balance at March 29, 2003	878	1,135
Shares repurchased	20	1
Director stock purchases	-	(7)
Restricted stock grant	(16)	-
Balance at March 27, 2004	882	1,129
Shares repurchased	65	4
Stock options exercised	-	(21)
Director stock purchases	-	(7)
Balance at April 2, 2005	947	1,105
Net outstanding at April 2, 2005	3,748	4,160

Stock Option Plans and Shares Reserved

The 1998 Stock Incentive Plan, as amended in 2002, reserved 1,500,000 shares of common stock, in any combination of Class A and Class B, for the grant of stock options, restricted stock and/or other stock-based awards. The option price for any incentive stock option may not be less than 100% of the fair market value of the Common Stock as of the date of grant and for any non-qualified stock option may not be less than 85% of the fair market value as of the date of grant. Options granted to date become exercisable pro-rata over three or four-year periods beginning one year from the date of grant and expire 10 years from date of grant.

The 1999 Outside Directors' Stock Option Plan reserved 150,000 shares of common stock, in any combination of Class A and Class B, for the grant of stock options and restricted stock to non-employee directors. The Board of Directors administers the plan and determines the terms and conditions of the awards, subject to the terms of the plan. The option price may not be less than 85% of the market value as of the date of the grant.

All equity compensation plans of the Company have been approved by its shareholders. Following is summary information for options outstanding and shares reserved for all plans:

	Class A	Class B
Shares to be issued upon exercise of options	1,324	527
Weighted average exercise price	$14.12	$10.95
Shares available for future issuance	145(a)	-

(a) in any combination of Class A and Class B

A summary of the Company's stock option activity follows:
(price is weighted average; options are in thousands):

	Class A shares		Class B shares	
	Price	Options	Price	Options
Outstanding at March 30, 2002	$13.86	971	$10.85	588
Granted	14.77	453	-	-
Exercised	-	-	9.51	(12)
Expired/forfeited	14.51	(66)	10.44	(25)
Outstanding at March 29, 2003	14.13	1,358	10.90	551
Expired/forfeited	14.70	(34)	10.55	(3)
Outstanding at March 27, 2004	14.12	1,324	$10.90	548
Exercised	-	-	9.70	(21)
Outstanding at April 2, 2005	$14.12	1,324	$10.95	527

Related stock option information is as follows:
(options are in thousands)

	2005	2004	2003
Vested options at the end of the year			
Class A shares	1,183	870	625
Class B shares	527	453	363
Weighted average exercise price of vested options			
Class A shares	$14.04	$13.99	$13.99
Class B shares	10.95	11.03	11.20
Weighted average exercise price of options granted during the year			
Class A shares	$ -	$ -	$14.77
Class B shares	-	-	-

At April 2, 2005, the range of option exercise prices for Class A shares was $13.01 to $15.38 and for Class B shares was $9.50 to $14.75 and the weighted-average remaining contractual life of those options for Class A and Class B shares was 5.0 years and 3.3 years, respectively.

The fair value of granted options reported in NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES was estimated using a Black-Scholes option-pricing model with the following assumptions for 2003; a 3.5% dividend yield, 21.0% volatility, a 5.2% risk free interest rate, and a 10 year life. The weighted average fair value of Class A stock options granted during 2003 was $3.35; no Class B stock options were granted. No options were granted in 2004 and 2005.

Other Stock Plans

The 1998 Executive Stock Purchase Plan allowed designated officers to purchase issued and outstanding shares of the Company's common stock, in any combination of Class A and Class B, to an aggregate of 300,000 shares. In prior years, the Company arranged for participants to obtain a bank loan to fund the purchase of shares and guaranteed the repayment to the bank of all principal, interest and other obligations of each participant. The total amount of principal and interest owed by participants at April 2, 2005, was $0.6 million and at March 27, 2004, was $2.2 million.

The 1998 Outside Directors' Stock Plan provides outside directors the opportunity to use all or any portion of the fees paid by the Company for their services as directors to purchase Class B Common Stock from the Company in lieu of a cash payment of such fees. The plan authorized 100,000 shares of Class B Common Stock and shares issued pursuant to the plan may be authorized but unissued shares or treasury shares. Shares are purchased quarterly at market price.

Amended and Restated Rights Plan

In December 1998, the Company announced that the Board of Directors had amended and restated the 1989 Shareholder Rights Plan, pursuant to which preferred stock purchase rights ("Rights") were previously distributed as a dividend at the rate of one Right for each common share held. Each Right entitles a shareholder to buy one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock of the Company at an exercise price of $65. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20% or more of either class of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 20% or more of either class of the Company's common stock. If the rights become exercisable, each Right not owned by such 20% shareholder or related parties will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock (or, in certain circumstances as determined by the Board, cash, property or other securities of the Company) having a value of twice the Right's exercise price. The Company will generally be entitled to redeem the rights at $.01 per Right, at any time until the 15th day following public announcement that a 20% position has been acquired. The Rights expire on December 24, 2008, but the plan is periodically reviewed by a committee of the Board of Directors.

Note 11 – Contingencies

A complaint was filed against the Company on August 26, 2004, in the United States District Court for the Southern District of Indiana, Indianapolis Division, entitled C. Alan Marsh v. Marsh Supermarkets, Inc., Cause No. 1:04-CV-1407-SEB-VSS. The case involved claims for breach of contract and civil conversion and sought damages and treble damages. The Company settled the matter during the fourth quarter of 2005; the net effect of the settlement was a $0.9 million charge to other non-operating income.

The Company may be involved in litigation from time to time in the normal course of business. The Company is not aware of any contingencies that would have a material adverse impact on its financial statements.

NOTE 12 – SELECTED QUARTERLY FINANCIAL DATA (unaudited)

(in thousands, except per share amounts)

	2005				2004			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Sales and other revenues	$418,387	$401,752	$524,074	$399,396	$375,486	$388,417	$508,955	$378,010
Gains from sales of property	663	1,890	818	456	879	354	1,814	-
Total revenues	419,050	403,642	524,892	399,852	376,365	388,771	510,769	378,010
Gross profit	122,568	119,607	154,692	118,729	113,463	117,882	152,384	113,931
Selling, general and administrative	115,045	105,099	139,996	106,039	104,956	103,874	138,053	102,119
Depreciation	6,563	5,815	7,787	5,785	5,810	5,781	7,660	5,762
Operating income	960	8,693	6,909	6,905	2,697	8,227	6,671	6,050
Interest	4,751	4,475	5,704	4,283	4,287	4,268	5,925	4,570
Other non-operating income	(1,453)	-	(838)	-	-	-	(327)	(634)
Income (loss) before income taxes	(2,338)	4,218	2,043	2,622	(1,590)	3,959	1,073	2,114
Income taxes (benefit)	(905)	1,545	739	1,004	(362)	1,635	390	856
Net income (loss)	$ (1,433)	$ 2,673	$ 1,304	$ 1,618	$ (1,228)	$ 2,324	$ 683	$ 1,258
Earnings (loss) per common share:								
Basic	$(.18)	$.34	$.17	$.20	$(.15)	$.29	$.09	$.16
Diluted	(.18)	.34	.16	.20	(.15)	.29	.09	.16
Cash Dividend: Class A	$.13	$.13	$.13	$.13	$.13	$.13	$.13	$.13
Class B	.13	.13	.13	.13	.13	.13	.13	.13

Cash dividends have been paid on the common stock during each quarter for the past 45 years.

Quarterly earnings per share are based on weighted-average shares outstanding for the quarter; therefore, the sum of the quarters may not equal the full year earnings per share amount.

The first, second and third quarters were 12 weeks, 16 weeks and 12 weeks, respectively. The fourth quarter of 2005 was 13 weeks; the fourth quarter of 2004 was 12 weeks.

Income before taxes for the fourth quarter of 2005 includes an $0.8 million charge to depreciation to correct the Company's accounting for leases, and other non-operating income of $2.4 million in settlement of litigation against two of the Company's general liability insurance carriers for costs related to the remediation of petroleum contamination, net of $0.9 million in expense to settle a claim brought by a former officer of the Company.

BOARD OF DIRECTORS

Don E. Marsh
Chairman of the Board and Chief Executive Officer of the Corporation

William L. Marsh
Senior Vice President – Property Management of the Corporation

J. Michael Blakley
President & Chief Executive Officer,
The Blakley Corporation
Indianapolis, Indiana

P. Lawrence Butt
Senior Vice President, Counsel & Secretary of the Corporation

Charles R. Clark
Partner,
Beasley Gilkison Retherford Buckles and Clark
Muncie, Indiana

John J. Heidt
Indianapolis, Indiana

Stephen M. Huse
President & Chief Executive Officer,
Huse Incorporated
Bloomington, Indiana

Catherine A. Langham
President,
Future Enterprises, Inc.
Indianapolis, Indiana

James K. Risk, III
President & Chief Executive Officer,
Kirby Risk Corporation
Lafayette, Indiana

K. Clay Smith
President & Chief Executive Officer,
Underwood Machinery Transportation Company, Inc.
Indianapolis, Indiana

Jack E. Buckles
Retired (Honorary)

William P. Givens
Retired (Honorary)

CORPORATE OFFICERS

Don E. Marsh †*
Chairman of the Board and
Chief Executive Officer

David A. Marsh †*
President and Chief Operating Officer

Arthur A. Marsh*
Executive Vice President – Mergers & Aquisitions; and
Assistant to the Chairman of the Board

P. Lawrence Butt †*
Senior Vice President, Counsel & Secretary

Douglas W. Dougherty †*
Senior Vice President;
Chief Financial Officer and Treasurer

Joseph R. Heerens
Senior Vice President – Political Affairs; Vice President,
Assistant Secretary & Assistant Counsel

William L. Marsh †
Senior Vice President – Property Management

David M. Redden
Senior Vice President – Human Resources

Rachelé M. Armstrong
Vice President – Microprocessing

James J Biddle
Vice President – Advertising

Kevin M. Bridgewater
Vice President – Marketing and Sales Promotion

Lennie D. Hayes
Vice President – Real Estate

James L. Hilzendeger
Vice President – Executive Staffing/Development

Frank A. Hughes
Vice President – Computer Operations and
Technical Support

Terrence R. Huser
Vice President – Incentives

Jodi D. Marsh
Vice President – Community Relations

M. Lee Nicholson
Vice President – Systems Development

Charles C. Porter
Vice President – Corporate Tax

David W. Reed
Vice President – Management Information Systems

Douglas B. Stong
Vice President – Corporate Security

Michael E. Thielen
Vice President – Educational Development

John R. Turek
Vice President – Construction and Planning

Mark A. Varner †
Vice President – Corporate Controller

Karen S. Workman
Vice President – Accounting

Laura S. Gretencord*
Assistant Secretary & Associate Counsel

Supermarket Division

Daniel S. Cross †
President and Chief Operating Officer

C. Roy Fossum
Senior Vice President – Merchandising

Melissa D. Alkinburgh
Vice President – Deli/Bakery Food Service Program
Development and Corporate Executive Chef

Scott P. Alkinburgh
Vice President – Food Safety and Sanitation

Harlan D. Brinson
Vice President – Corporate Brands and Category
Management

C. Gill Cunningham
Vice President – Operations Research

Archie L. Hollins
Vice President – Warehousing and Transportation

William G. Loneman
Vice President – Center Store Merchandising

Don E. Marsh, Jr.
Vice President – Specialty Procurement

Jeffrey F. Somers*
Vice President – Retail Operations

J. Kevin Weaver
Vice President – Produce Merchandising

G. Dewayne Wulff
Vice President – Meat Merchandising

LoBill Foods Division

David A. Marsh
President & Chief Operating Officer

Charles W. Buck
Vice President – Merchandising

O'Malia Food Markets Division

Daniel J. O'Malia
President & Chief Operating Officer

David T. O'Malia
Executive Vice President

Pharmacy Division

Ronald C. Miller
President and Chief Operating Officer

Village Pantry Division

Arthur A. Marsh
Chief Executive Officer

Charles Barnard, Jr. †
President & Chief Operating Officer

Michael J. Emmons
Vice President – Operations

Kent J. Raphael
Vice President – Merchandising

Food Service Division

Jack J. Bayt †
President & Chief Operating Officer

Demetrio P. Bayt
President & Chief Operating Officer,
Crystal Catering Division

David J. Page
President, Primo Catering Division

Douglas P. Bachman
Vice President – Office Coffee

Matthew A. Iaria
Vice President – Primo
Catering Division

Kurt E. Layer
Vice President – Special Events and Catering

Ronald J. Miller, Jr.
Vice President – Vending

Kyle L. Wenger
Vice President – Controller

McNamara Division

Toomie V. Farris
President & Chief Operating Officer

Floral Fashions Division

Don E. Marsh, Jr.
Chief Executive Officer

**Holds similar office in one or more operating divisions.*

† Executive officers

SHAREHOLDER INFORMATION

Stock Listings

At April 2, 2005, there were 2,393 record holders of Class A Common Stock and 2,678 record holders of Class B Common Stock (a composite total of 2,967 holders of Marsh common stock).

Both classes of common stock trade on the NASDAQ National Market System under the symbols MARSA (Class A Common Stock) and MARSB (Class B Common Stock). As of April 2, 2005, the following firms acted as market makers:

Knight Equity Markets, L.P.
McDonald Investments Inc.
UBS Capital Markets, L.P.

Range of Market Price of Common Stock

		A shares		B shares	
		High	Low	High	Low
2005	1Q	$15.00	$13.00	$14.18	$12.32
	2Q	14.00	11.09	13.90	11.01
	3Q	12.00	10.82	13.00	10.98
	4Q	13.00	11.00	14.75	12.20
2004	1Q	14.03	11.00	13.23	10.43
	2Q	13.78	10.51	13.28	10.61
	3Q	11.10	10.45	11.35	10.73
	4Q	13.75	10.82	13.49	10.82

Shareholder Investment Plan

The plan provides shareholders a means by which to acquire shares of common stock through regular dividend reinvestment and voluntary cash payments.

For details, contact the Plan Administrator:
National City Bank, Reinvestment Services – Loc 5352,
Post Office Box 94946, Cleveland, OH 44101-4509;
Telephone (800) 622-6757 Fax (216) 257-8367.

Shareholder Inquiries

Shareholders may direct inquiries to the stock transfer agent:
National City Bank, Shareholder Services
P.O. Box 92301 – Loc 5352
Cleveland, Ohio 44101-4301
Telephone (800) 622-6757
Fax (216) 257-8508
e-mail: shareholder.inquiries@nationalcity.com

Form 10-K and Financial Information

Shareholders, members of the financial community, and news media desiring furth information or copies of the annual report or Form 10-K to the Securities a Exchange Commission should contact:

Chief Financial Officer
Marsh Supermarkets, Inc., 9800 Crosspoint Boulevard,
Indianapolis, IN 46256-3350; Telephone (317) 594-2628.

Financial releases may be accessed the following way,
24 hours a day, 7 days a week:
Via the Internet at www.marsh.net

Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held at 10:00 a.m., Tuesday, August 2005, at the Company's principal executive offices at 9800 Crosspoint Boulevar Indianapolis, Indiana.

MARSH®

Marsh Supermarkets, Inc.
9800 Crosspoint Blvd.
Indianapolis, IN 46256-3350
(317) 594-2100
www.marsh.net